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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-59954



PROSPECTUS



                                 521,121 SHARES

                               ILEX ONCOLOGY, INC.

                                  COMMON STOCK

         This prospectus relates to the public offering, which is not being underwritten, of up to 521,121 shares of our common stock held by five of our stockholders.

         The prices at which these stockholders may sell these shares will be determined by the prevailing market price or in negotiated transactions. We will not receive any of the proceeds from the sale of these shares.

         Our common stock is traded on The National Market System of Nasdaq under the symbol "ILXO." On July 17, 2001, the last reported sale price for our common stock on The Nasdaq National Market was $28.00 per share.

         This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD READ THE "RISK
                         FACTORS" BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this prospectus is July 18, 2001.



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                                   OUR COMPANY

         ILEX is building a leading oncology-focused pharmaceutical company by assembling and developing a portfolio of novel treatments both for advanced stage cancers and for early stage cancers and pre-malignant conditions. We have a portfolio of eight anticancer product candidates in clinical development and several preclinical stage product candidates. We built this portfolio primarily through in-licensing and acquisition. In addition to our clinical development programs, we have established the groundwork for bringing proprietary product candidates into our pipeline by conducting drug discovery research.

         We have one marketed product, Campath(R), which we developed in a partnership with Millennium Pharmaceuticals, Inc. called Millennium & ILEX Partners, L.P., or M&I Partners. Campath was approved for marketing in the United States by the Food and Drug Administration in May 2001.

         Additionally, we anticipate that the European Commission will issue marketing authorization for MabCampath(TM), the trade name for Campath in Europe, in the third quarter of 2001. Under this authorization, M&I Partners will have the right to market MabCampath in the 15 member states of the European Union and in two additional countries, Iceland and Norway.

         In February 2001, we acquired Symphar S.A., of Geneva, Switzerland. Symphar's research has led to drug candidates in several therapeutic fields, including bone disease, an important complement to our oncology pipeline. The Symphar acquisition, combined with the research being conducted in our Boston laboratory, gives us the capability to translate early-stage research leads into clinical drug development programs. We acquired Symphar for approximately $29 million, which consisted of 521,121 shares of our common stock and $15 million in cash, of which $5 million is payable contingent upon Symphar finding a new development partner by February 2002.

         ILEX was incorporated in Delaware in December 1993 by The Cancer Therapy and Research Center Foundation of South Texas for the purpose of conducting drug development programs and pursuing commercial opportunities which were not within the scope of The Cancer Therapy and Research Center's tax-exempt purpose. Our common stock began trading publicly on February 20, 1997. Our principal offices are located at 4545 Horizon Hill Blvd., San Antonio, Texas 78229.

ILEX ONCOLOGY, INC.

         We are primarily engaged in the development of novel therapeutics to treat and prevent human cancers. We have historically operated through two subsidiaries: ILEX Products, Inc., through which we develop our own portfolio of anticancer compounds, and ILEX Oncology Services, Inc., or ILEX Services, which is our full service contract research organization, or CRO. Through ILEX Services we have built our drug development capabilities and developed expertise in managing preclinical research and clinical trials. In February 2001, we announced our intent to focus this expertise on our own proprietary products, including those being jointly developed with strategic partners. As we progress into an oncology-focused pharmaceutical company, we will use the ILEX Services development organization solely for our own product candidates. ILEX will continue to recognize revenue from current client projects, but we do not intend to take on any new significant fee-for-service CRO business, except where we can obtain an ownership interest in the client compounds being developed.

         ILEX Products

         We develop novel therapeutic agents to treat both advanced stage and early stage cancers and pre-malignant conditions. We also conduct research aimed at the discovery of new drug candidates. Our marketed product, Campath, is a humanized monoclonal antibody that binds to a specific target on cell surfaces, leading the body's immune system to destroy unwanted cells. Humanized monoclonal antibodies are proteins, engineered to be similar to those found naturally in the human body, that bind to specific molecules and can be used to target specific cell populations, such as cancer cells.

         We have seven other drug candidates (eflornithine, clofarabine, APOMINE, elinafide, ILX23-7553, NM-3 and ILX-651) in clinical development and several product candidates in late preclinical research. Our disciplined approach to product acquisition and development includes the following elements:




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o    we in-license product candidates that have shown a demonstrated ability to shrink tumors or prevent a pre-cancerous condition from recurring or progressing to cancer;

o we seek to develop drugs that are patent protected, have patents pending or can qualify for orphan drug designation from the FDA;

o we advance compounds into Phase II trials only if we see promising efficacy results in Phase I trials.

         ILEX Services

         As we transition ILEX Services to provide drug development services focused solely on our proprietary products, we will continue to design, organize and monitor clinical trials and prepare regulatory submissions. We plan to use our expertise to reduce the time normally required to develop oncology products and increase the probability of obtaining regulatory approval. Our CRO revenues were $24.2 million, $13.5 million, and $9.7 million in 2000, 1999 and 1998, respectively. We anticipate the transition out of our fee-for-service business will take approximately two to three years, as we had a backlog of CRO contracts at December 31, 2000 of approximately $26 million.

OUR MARKET

         Cancer encompasses a large number of discrete diseases that afflict many different parts of the human body. The diversity of cancer diseases and their overall prevalence create a large need for new and improved treatments. Cancer is the second leading cause of death in the U.S. It is estimated that one in three Americans will be diagnosed with cancer. The worldwide oncology drug market was estimated at $23 billion in 1999, representing 17% growth from 1998. This market is not saturated, with novel treatments often enjoying premium pricing and rapid market acceptance.

         Fundamentals of the oncology market that are particularly advantageous from a product development standpoint include:

o accelerated approval procedures adopted by the FDA to shorten the development process and review time for cancer drugs;

o in-licensing opportunities created by a trend among large pharmaceutical companies to concentrate on products with larger market potential than many anticancer drugs;

o favorable pricing and reimbursement for oncology drugs, with some novel agents commanding $6,000 to $25,000 per course of therapy; and a highly concentrated population of oncologists and hematologists which allows a small sales force to be effective.

OUR STRATEGY

         Our vision is to be a leading oncology pharmaceutical company. Our goal is for patients, physicians, investors and employees to recognize us as developers and providers of effective cancer drugs. We plan to achieve this vision through our aggressive pursuit and achievement of a number of key objectives. First and foremost, our long-term goal is to achieve profitability through commercialization of oncology pharmaceuticals, a goal that is inextricably linked to our objective of applying our research and development expertise to provide novel therapies for human disease in areas of unmet medical need. This is the centerpiece of our strategic vision and is supported by these underlying capabilities:

o We will continue to be primarily engaged in the development of novel therapeutics to treat and prevent human cancers. We also will be opportunistic and take full economic advantage of those non-oncology indications that arise from our research and development efforts.

o We have developed a deep product pipeline focused in oncology, with compounds at various stages of development, with identifiable medicinal targets and unique mechanisms of action.

o We will maintain a leading oncology drug development organization capable of achieving aggressive development milestones and meeting regulatory requirements. This international team has proven its ability to manage multiple, simultaneous clinical studies and regulatory submissions in both the U.S. and Europe.

o We have been successful at in-licensing oncology compounds in various stages of preclinical and clinical development, and will continue to use our extensive worldwide network of oncology thought leaders and scientific advisors to identify sourcing opportunities.



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o    We have research programs focused on multiple technologies in Boston,
     Massachusetts and Geneva, Switzerland.

o We have been successful in raising capital through the public markets, which enables us to fund the development of our product pipeline.

o Lastly, we have been able to attract an experienced management team that is focused on the short- and long-term success of ILEX.

         In addition to the core competencies described above, we plan to develop a sales force to further commercialize our product pipeline sequenced with the development of our later stage products.

OUR STRATEGIC RENEWAL

         In late 2000 we conducted a comprehensive strategic assessment of ILEX, using the help of professional external advisors. This assessment focused on the success of our product pipeline and the drug development demands that the pipeline places on our organization. As a result of this assessment, we decided that, in the interest of maximizing shareholder value, the time had come to begin a transition out of the fee-for-service CRO business segment. Consequently, we announced in February 2001 that we would no longer accept new significant fee-for-service work going forward, except where we can obtain an ownership interest in our client's compounds.

         This decision was the next logical step in our strategic evolution. The CRO business segment was originally designed to help us build our internal oncology drug development expertise while generating revenues and profits. The CRO business also gave us a unique "window" on the industry and the potential to acquire compounds for our own pipeline. We are proud of the revenue growth and profitability of our CRO business and of the many strong relationships and in-licensing opportunities it has provided us over the past five years. With the growth of our pipeline and the need to focus more of our internal resources on our own compounds, it became clear to us that we reached the point where it made strategic sense to exit the fee-for-service CRO business.

         We are committed to working with our current CRO customers to professionally manage their projects through completion of the contractual commitments previously made with them. We expect this process to take approximately two to three years. By the time our transition out of the CRO business is complete, we expect to be significantly closer to achieving our ultimate goal of becoming a leading and profitable oncology pharmaceutical company.




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                                  RISK FACTORS

     You should carefully examine this entire prospectus and should give particular attention to the risk factors set forth below in conjunction with the other information contained or incorporated by reference in this prospectus in evaluating an investment in the shares offered by this prospectus.

                    RISKS RELATED TO OUR FINANCIAL CONDITION

WE HAVE LIMITED OPERATING HISTORY AND WE EXPECT TO CONTINUE TO GENERATE LOSSES.

     We began operations in October 1994 and have only a limited operating history upon which you can evaluate our business. We have incurred losses every year since we began operations. As of March 31, 2001, our accumulated deficit was approximately $144.8 million, including net losses of approximately $39.0 million, $46.1 million and $21.2 million for the years ended December 31, 2000, 1999 and 1998, respectively, and a net loss of $28.5 million for the quarter ended March 31, 2001.We have generated only minimal revenue from product sales to date, and it is possible that significant revenues from product sales will never be achieved. Even if we do achieve significant revenues from product sales, we expect to incur significant operating losses over the next several years. It is possible that we will never achieve profitable operations.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL CAPITAL IF NEEDED TO DEVELOP A SALES FORCE OR FOR IN-LICENSING OR ACQUISITION OPPORTUNITIES.

     We believe that our existing capital resources will fund our activities as currently planned. We may use these existing resources because of changes in our research and development and commercialization plans, if we decide to develop our own sales force, or other factors affecting our operating expenses or capital expenditures, including potential acquisitions of other businesses, assets or technologies. We may not be able to obtain any future funds that we may require, either in the public or private equity markets or otherwise on acceptable terms, or at all.

     If adequate funds are not available, we may have to delay, scale back or eliminate one or more of our development programs, forego a potential transaction, scale back our plans to develop a sales force, or obtain funds by entering into more arrangements with collaborative partners or others that may require us to relinquish rights to certain of our products or technologies that we would not otherwise relinquish.

                           RISK RELATED TO OPERATIONS

CAMPATH IS A NEW TREATMENT OPTION, AND IT MAY NOT GAIN SIGNIFICANT MARKET ACCEPTANCE AMONG PHYSICIANS, PATIENTS AND THE MEDICAL COMMUNITY.

     Campath received marketing approval from the FDA in May 2001. It will compete with alkylating agents, fludarabine and Rituxan primarily upon safety and efficacy. In order for Campath to be successful, our marketing partners Berlex Laboratories and Schering AG will need to increase awareness and acceptance of Campath among physicians and patients. It is too early to determine if Campath will achieve significant market acceptance.

     Although Campath is the only product that has been approved by the FDA for treating chronic lymphocytic leukemia patients who have failed fludarabine therapy, there are products currently existing in the market that will compete with Campath. Patients with chronic lymphocytic leukemia are generally treated with alkylating agents first, and, if that treatment fails, then they are treated with fludarabine. In addition, Rituxan is also used to treat patients with chronic lymphocytic leukemia. IDEC Pharmaceuticals markets Rituxan and has substantially greater financial and marketing resources than do we. Doctors may prescribe any of these products to a patient with chronic lymphocytic leukemia. Alkylating agents, such as chlorambucil, are generic products and can be produced and sold relatively inexpensively.

BECAUSE WE HAVE LIMITED MANUFACTURING CAPABILITIES, WE WILL BE DEPENDENT ON THIRD-PARTY MANUFACTURERS TO MANUFACTURE PRODUCTS FOR US OR WILL BE REQUIRED TO INCUR SIGNIFICANT COSTS AND DEVOTE SIGNIFICANT EFFORTS TO ESTABLISH OUR OWN MANUFACTURING FACILITIES AND CAPABILITIES.




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         We have limited manufacturing experience and no commercial scale manufacturing capabilities. In order to continue to develop products, apply for regulatory approvals and, ultimately, commercialize additional products, we will need to develop, contract for or otherwise arrange for the necessary manufacturing capabilities.

         We currently rely upon third parties to produce material for preclinical testing purposes and clinical trials and expect to continue to do so in the future. M&I Partners relies on Boehringer Ingelheim as the sole source manufacturer of Campath.

         There are a limited number of manufacturers that operate under the FDA's good manufacturing practices regulations capable of manufacturing for us. As a result we have experienced some difficulty finding manufacturers for our products with adequate capacity for our anticipated future needs. If we are unable to arrange for third party manufacturing of our products, or to do so on commercially reasonable terms, we may not be able to complete development of our products or market them.

         Reliance on third party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control and the possibility of termination or nonrenewal of the agreement by the third party, based on its business priorities, at a time that is costly or inconvenient for us. If our third party manufacturers fail to maintain regulatory compliance, our product supply will be interrupted resulting in lost or delayed revenues for M&I Partners and delayed clinical trials.

         Product manufacturing facilities are also subject to continual review and periodic inspection and manufacturing modifications. Domestic manufacturing facilities are subject to biennial inspections by the FDA and must comply with the FDA's current Good Manufacturing Practices, or cGMP, and other regulations. In complying with these regulations, manufacturers must spend funds, time and effort in the areas of production, record keeping, personnel and quality control to ensure full technical compliance. The FDA stringently applies regulatory standards for manufacturing. Failure to comply with any of these post-approval requirements can result in, among other things, warning letters, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecutions. This could interrupt our supply for our marketed products and for our clinical trials.

OUR COMPETITORS MAY DEVELOP PRODUCTS SUPERIOR TO THOSE WE ARE DEVELOPING.

         The technological areas in which we work evolve at a rapid pace. Our future success depends upon our ability to compete in the research, development and commercialization of products and technologies in oncology, our area of focus. Many of our competitors have substantially greater research and development capabilities and experience and greater manufacturing, marketing, financial and managerial resources than do we. These competitors may develop products that are superior to those we are developing and render our products or technologies non-competitive or obsolete. In addition, we may not be able to keep pace with technological change.

         Significant competitive factors determining whether we will be able to compete successfully include:

o    efficacy and safety of our products;

o    timing and scope of regulatory approval;

o    product availability;

o    marketing and sales capabilities;

o    reimbursement coverage from insurance companies and others;

o degree of clinical benefits of our product candidates relative to their costs;

o    method of administering a product;

o    price; and

o    patent protection.

THERE ARE POTENTIAL LIMITATIONS ON THIRD-PARTY REIMBURSEMENT AND OTHER PRICING-RELATED MATTERS THAT COULD REDUCE POTENTIAL SALES OF OUR PRODUCTS AND MAY DELAY OR IMPAIR OUR ABILITY TO GENERATE SIGNIFICANT REVENUES.

     The business and financial condition of pharmaceutical and biotechnology companies will continue to be affected by the efforts of government and third-party payors to reduce the cost of health care through various



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means. In the U.S., there have been, and we expect that there will continue to be, a number of legislative proposals aimed at changing the nation's healthcare system. In certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In particular, individual pricing negotiations are often required in many countries of the European Union, irrespective of separate government approval to market a drug.

         Although third-party reimbursement is currently not an issue for us, there is a risk that reimbursement will not be available in the future for our products or will not be adequate. If government entities and third-party payors do not provide adequate reimbursement levels, then our product and product development revenues will be adversely affected and could cause our stock price to decline.

                        RISKS RELATED TO DRUG DEVELOPMENT

IF WE ARE NOT ABLE TO DEMONSTRATE THE SAFETY AND EFFICACY OF OUR DRUG CANDIDATES IN CLINICAL TRIALS OR IF OUR CLINICAL TRIALS ARE DELAYED, WE WILL NOT BE ABLE TO OBTAIN REGULATORY CLEARANCE, OR REGULATORY CLEARANCE WILL BE DELAYED, TO MARKET THESE DRUGS.

         Clinical testing is a long, expensive and uncertain process. With the exception of Campath, no regulatory agency has approved any of our product candidates and the data we collect from our clinical trials may not be sufficient to support approval. Our clinical trials may not be completed on schedule and the FDA may never approve our product candidates for commercial sale. Furthermore, even if initially positive preclinical studies or clinical trial results are achieved, it is possible that we will obtain different results in the later clinical trials. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase I or Phase II trials may not be repeated in larger Phase II or Phase III trials.

ALL OF OUR POTENTIAL DRUG CANDIDATES ARE PRONE TO THE RISKS OF FAILURE INHERENT IN DRUG development.

         Many of our research and development programs are at an early stage. In addition to the risks described above, there is a possibility that none of our drug candidates will or can:

o    meet applicable regulatory standards;

o    be manufactured or produced economically and on a large scale;

o    be a commercially viable drug; or

o be successfully marketed, particularly if a third party introduces an equivalent or superior product.

DELAYS IN PATIENT ENROLLMENT FOR CLINICAL TRIALS COULD INCREASE COSTS AND DELAY REGULATORY APPROVALS.

         The rate of completion of our clinical trials will depend on the rate of patient enrollment. There will be substantial competition to enroll patients in clinical trials for our drugs in development. This competition has delayed our clinical trials in the past. In addition, recent improvements in existing drug therapy, particularly for some cancers, may make it more difficult for us to enroll patients in our clinical trials as the patient population may choose to enroll in clinical trials sponsored by other companies or choose alternative therapies. Delays in planned patient enrollment can result in increased development costs and delays in regulatory approvals.

IF WE FAIL TO COMPLY WITH EXTENSIVE REGULATIONS ENFORCED BY THE FDA AND ITS FOREIGN COUNTERPARTS, THE COMMERCIALIZATION OF OUR PRODUCT CANDIDATES WOULD BE PREVENTED OR DELAYED.

         Our products are subject to extensive government regulations related to development, clinical trials, manufacturing and commercialization. The process of obtaining FDA and foreign regulatory approvals is costly, time-consuming, uncertain and subject to unanticipated delays.



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         The FDA will refuse to approve an application if it believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing for safety and efficacy. Foreign regulatory authorities may also refuse to accept an application or grant any marketing approval.

         The FDA approval for Campath requires M & I Partners to conduct a post-approval clinical trial comparing the safety and efficacy of Campath to that of chlorambucil, an alkylating agent that is a frontline treatment for chronic lymphocytic leukemia. We anticipate that European regulatory approval of Campath will impose the same requirement. Alkylating agents are drugs which reduce the acidity in the body and are believed to be effective in treating chronic lymphocytic leukemia. The post-approval clinical trial and report must be completed by 2006. If we discover adverse safety or efficacy data, our marketing approval may be revoked.

                     RISKS RELATED TO INTELLECTUAL PROPERTY

IF ANY OF OUR LICENSE AGREEMENTS FOR INTELLECTUAL PROPERTY UNDERLYING A PRODUCT CANDIDATE IS TERMINATED, WE MAY LOSE OUR RIGHTS TO DEVELOP OR MARKET THAT PRODUCT.

         We have licensed intellectual property, including patents, patent applications and know-how, from pharmaceutical companies, research institutions and others, including the intellectual property underlying eflornithine, clofarabine, elinafide, ILX23-7553, NM-3 and ILX-651. M&I Partners has licensed the intellectual property underlying Campath.

         Each licensor has the power to terminate its agreement with us if we fail to meet our obligations under that license. We may not be able to meet our obligations under these license agreements. Generally, we have to diligently develop and commercialize the compounds we have licensed and make milestone payments.

         If we default under any of these license agreements, we may lose our right to market and sell any products based on the licensed technology. If we were to lose our marketing and sales rights to a compound, we would not be able to replace the resources we used in developing the compound, and we will have to spend additional time and capital resources in finding a replacement compound.


WE MAY NOT BE ABLE TO OBTAIN EFFECTIVE PATENTS TO PROTECT OUR TECHNOLOGIES FROM USE BY OTHER COMPANIES, AND PATENTS OF OTHER COMPANIES COULD PREVENT US FROM DEVELOPING OR MARKETING OUR OTHER PRODUCT CANDIDATES.

         Our success will depend to a significant degree on our ability to:

o    obtain, maintain and enforce patents;

o    license rights to patents from third parties;

o    protect trade secrets; and

o    operate without infringing on the proprietary rights of others.

         It is possible that we will not develop technologies, drugs or processes that result in obtaining a patent. It is also possible that our patent position will not provide sufficient protection against competitors or that patents issued to or licensed by us will be infringed or will be challenged, invalidated or circumvented. Competitors may develop products which compete against our products but fall outside the scope of our patents. In addition, competitors may have filed patent applications, may have been issued patents or may obtain additional patents and proprietary rights relating to technologies, drugs and processes that compete with our technologies, drugs and processes.

         If we infringe on the intellectual property rights of others, we will have to either obtain a license for the use of these intellectual property rights, or terminate our use of these rights. We may not be able to obtain licenses to use the technology on commercially reasonable terms, or at all.

         We also rely on trade secret protection for our unpatented proprietary technology. Trade secrets are difficult to protect. Other parties could independently develop substantially equivalent proprietary information and techniques or gain access to our trade secrets.

         We have attempted to prevent the disclosure and use of our know-how and trade secrets by entering into



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confidentiality agreements with our employees, consultants and third parties.
However, there are risks that:

o    these parties will not honor our confidentiality agreements;

o    others will independently develop equivalent or competing technology;

o disputes will arise concerning the ownership of intellectual property or the applicability of confidentiality obligations; or

o disclosure of our trade secrets will occur regardless of these contractual protections.

         We often work with consultants and research collaborators at universities and other research organizations. If any of these consultants or research collaborators use intellectual property owned by others as part of their work with us, disputes may arise between us and these other parties as to which one of us has the rights to intellectual property related to or resulting from the work done.

         Costly litigation might be necessary to protect our orphan drug designations or patent position or to determine the scope and validity of third-party proprietary rights, and it is possible that we will not have the required resources to pursue such litigation or to protect our patent rights. An adverse outcome in litigation with respect to the validity of any of our patents could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using a product or technology. Any of these results could materially harm our business and financial condition.

                               MISCELLANEOUS RISKS

IF THE USE OF OUR PRODUCTS HARMS PEOPLE, WE MAY BE SUBJECT TO COSTLY AND DAMAGING PRODUCT LIABILITY CLAIMS OR CLAIMS OF INDIVIDUALS PARTICIPATING IN OUR CLINICAL TRIALS.

         We face exposure to product liability claims in the event that the use of our products is alleged to have harmed someone. Although we have taken, and continue to take, what we believe are appropriate precautions, there is a risk that we will not be able to avoid significant product liability exposure.

         In addition to product liability claims, we may be liable for claims of individuals who participate in the clinical trials of our product candidates. Many of these patients are already critically ill. The waivers we obtain from these individuals may not be enforceable and may not protect us from liability or the costs of the resulting litigation.

         We currently have product liability insurance in the amount of $5 million per occurrence and in the aggregate for the year and clinical trials insurance in the amount of $5 million per occurrence and in the aggregate for the year. In addition, M&I Partners has product liability insurance in the amount of $25 million per occurrence and in the aggregate for the year. There is a risk that our insurance will not be sufficient to cover any product liability or clinical trials claims. There is also a risk that adequate insurance coverage will not be available in the future at acceptable prices. The successful assertion of an uninsured product liability claim against us could cause us to incur a significant expense or could adversely affect our product development. In addition, regardless of merit or eventual outcome, product liability claims may result in decreased demand for the applicable product or our products in general and in injury to our general reputation.

WE ARE SUBJECT TO INFLUENCE FROM EXECUTIVE OFFICERS, DIRECTORS AND SENIOR MANAGEMENT, AND WE HAVE ADOPTED A SHAREHOLDER RIGHTS PLAN WHICH COULD DISCOURAGE OR PREVENT STOCKHOLDERS FROM SELLING THEIR SHARES AT A PREMIUM.

         Our rights plan provides, among other things, that if a person or group attempts to acquire 20% or more of our common stock on terms not approved by our Board of Directors, stockholders will be entitled to purchase additional shares of our stock at 50% of the then current market price. These purchase rights would cause substantial dilution to a person or group that acquires or attempt to acquire 20% or more of our common stock in this manner and, as a result, could delay or prevent a change in control or other transaction that could provide our stockholders with a premium over the then-prevailing market price of their shares or which might otherwise be in their best interests.



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     Our executive officers, directors (and their affiliates) and senior management, in the aggregate, beneficially own or control approximately 17% of our outstanding common stock at March 16, 2001 and therefore have the ability to exercise substantial influence over the outcome of most stockholders' actions, including the election of the members of the Board of Directors and approval of any change in control transaction. This concentration of ownership could have an adverse effect on the price of our common stock or have the effect of delaying or preventing a change in control or other transaction that could provide our stockholders with a premium over the then-prevailing market price of their shares or which might otherwise be in their best interests.




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                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents we have filed with the Securities and Exchange Commission which we have referenced under "Incorporation of Certain Documents by Reference" on page 12 contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management's judgment regarding future events. Forward-looking statements typically are identified by use of terms such as "may," "will," "should," "plan," "expect," "anticipate," "estimate" and similar words, although some forward-looking statements are expressed differently. All forward-looking statements other than statements of historical fact included in this prospectus regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

o    competitive factors;

o    general economic conditions;

o    relationships with pharmaceutical and biotechnology companies;

o    the ability to develop safe and efficacious drugs;

o    variability of royalty, license and other revenue;

o    failure to satisfy performance obligations;

o    ability to enter into future collaborative agreements;

o    failure to achieve positive results in clinical trials;

o    failure to complete current contracts with CRO customers;

o uncertainty regarding our patents and patent rights (including the risk that we may be forced to engage in costly litigation to protect such patent rights and the material harm to us if there were an unfavorable outcome of any such litigation);

o    governmental regulation and suspension;

o    technological change;

o    changes in industry practices; and

o    one-time events.

     You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus and in the other documents filed with the SEC, which address additional factors that could cause our results to differ from those set forth in the forward-looking statements.

                              AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission, or the Commission, a Registration Statement on Form S-3 under the Securities Act of 1933 related to the shares being offered hereby. This prospectus is part of that Registration Statement and does not contain all of the information set forth in the Registration Statement and its exhibits. You may obtain further information with respect to ILEX and the shares being offered hereby by reviewing the Registration Statement and the attached exhibits, which you may read and copy at the following locations of the Commission:

         Public Reference Room              New York Regional Office           Chicago Regional Office
         Judiciary Plaza                    Seven World Trade Center           Citicorp Center
         450 Fifth Street, N.W., Rm. 1024   13th Floor                         500 West Madison Street, Suite 1400
         Washington, D.C.  20549            New York, New York 10048           Chicago, Illinois 60661-2511

         We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains the Registration Statement, reports, proxy statements and other information regarding the Company at http://www.sec.gov.

         We furnish our stockholders with annual reports containing audited financial statements with a report thereon by our independent public accountants, Arthur Andersen LLP.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Commission allows us to "incorporate by reference" certain information into this prospectus. This means that we can disclose important information to you by referring you to another document we have filed separately with the Commission. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by other information that is set forth directly in this document.

         The following documents that we have previously filed with the Commission pursuant to the Exchange Act are hereby incorporated by reference into this prospectus:

         (a) Annual Report on Form 10-K for the year ended December 31, 2000;

         (b) Quarterly Reports on Form 10-Q and Form 10-Q/A for the quarter ended March 31, 2001;

         (c) Current Reports on Form 8-K filed February 13, February 14, February 28, April 11, and April 27, 2001; and

         (d) The description of our Common Stock contained in the Registration Statement on Form 8-A dated February 14, 1997.

         ILEX also incorporates by reference additional documents that may be filed with the Commission between the date of this prospectus and the date of completion of the offering of the Shares by the selling stockholders. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

         Documents incorporated by reference are available from us without charge, excluding all exhibits; except that if we have specifically incorporated by reference an exhibit in this prospectus, the exhibit also will be available without charge. Stockholders may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from ILEX at the following address:

                           ILEX Oncology, Inc.
                           4545 Horizon Hill Blvd.
                           San Antonio, Texas 78229
                           Telephone: (210) 949-8200
                           Attention: Investor Relations

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is dated July 18, 2001. You should not assume that the information contained in this prospectus is accurate as of any date other than that date. In this prospectus, the "Company," "ILEX," "we" and "our" refer to ILEX Oncology, Inc.

                                 USE OF PROCEEDS

         The shares offered in this prospectus are owned by current stockholders of ILEX. ILEX will not receive any of the proceeds from the sale of these shares. See "Selling Stockholders."

                              SELLING STOCKHOLDERS

         The table below presents information about the number of shares of common stock of ILEX which is owned by each selling stockholder. The following information is based on 26,341,673 shares of our common stock outstanding as of March 16, 2001 and assumes all shares of our common stock offered by this prospectus are sold and no selling shareholder acquires any of our shares subsequent to the date of this prospectus and prior to the completion of this offering.

                                              BENEFICIAL OWNERSHIP                    BENEFICIAL OWNERSHIP
                                              BEFORE THE OFFERING                      AFTER THE OFFERING
                                            ----------------------                  -------------------------
                                              NUMBER    PERCENTAGE    SHARES TO      NUMBER        PERCENTAGE
            NAME                            OF SHARES    OF CLASS      BE SOLD      OF SHARES       OF CLASS
            ----                            ---------   ----------    ---------     ---------      ----------
Valorous Trading PTE Ltd.                    307,462      1.2%         307,462          0               0
Craig Bentzen                                125,069        *          125,069          0               0
Jean-Charles Roguet                           36,478        *           36,478          0               0
Mong Lan Nguyen                               26,056        *           26,056          0               0
Eric Niesor                                   26,056        *           26,056          0               0



*        Represents less than 1%.

         Each selling stockholder acquired their shares pursuant to a Share Purchase Agreement dated February 13, 2001 among the selling stockholders, Symphar S.A., ILEX Acquisitions, Inc., a wholly-owned subsidiary of ILEX, and ILEX.

                              PLAN OF DISTRIBUTION

         As used in this prospectus, the term "selling shareholders" includes the selling shareholders named in the table on the previous page and donees, pledgees, transferees or other successors-in-interest selling shares received from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus. If we are notified by a selling shareholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

         Each selling stockholder will act independently of ILEX in making decisions with respect to the timing, manner and size of each sale. Each selling shareholder may sell the shares from time to time and may also choose not to sell all the shares they are allowed to sell by this prospectus. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at terms and market prices prevailing at the time of the sale, at prices related to the then prevailing market prices or in negotiated transactions, including an underwritten offering or one or more of the following methods:

         o a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal in order to facilitate the transaction,

         o purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus,

         o an exchange distribution in accordance with the rules of an exchange,

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

         o        privately negotiated transactions.

         A selling shareholder may engage broker-dealers who in turn may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from a selling shareholder in amounts to be negotiated immediately prior to the sale. In addition, underwriters or agents may receive compensation from a selling shareholder or from purchasers of the shares for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell shares to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they act as agents. Each selling shareholder, underwriter, broker, dealer and agent that participates in the distribution of the shares may be deemed to be underwriters, and any discounts or commissions received by them from a selling shareholder and any profit on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

         To the extent required, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution, which amendment or supplement will identify the aggregate amount of shares of our common stock being offered and the terms of the offering. The amendment or supplement will also disclose the following information:

         o        the name or names of any underwriters, dealers or agents,

         o the purchase price paid by any underwriter for shares of our common stock purchased from a selling shareholder,

         o any discounts, commissions and other items constituting compensation from a selling shareholder and/or ILEX, and

         o any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public.

         We have agreed to indemnify the selling stockholders for any claims of third parties resulting from inaccuracies in this prospectus that are a result of our acts or omissions, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us for any claims of third parties resulting from inaccuracies in this prospectus that are a result of any selling stockholder's acts or omissions, including liabilities under the Securities Act.

         The selling stockholders also may resell all or a portion of the shares offered by this prospectus in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conforms to the requirements of such Rule.

         The selling shareholders may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In these transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders also may sell shares short and redeliver shares to close out these short positions. The selling shareholders may enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer these shares pursuant to this prospectus. The selling shareholders also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the shares so pledged, pursuant to this prospectus.

         Under applicable rules and regulations under the Exchange Act of 1934, any person engaged in the distribution of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of a distribution. In addition, each selling shareholder will be subject to applicable provisions of the Exchange Act of 1934 and the associated rules and regulations under the Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling shareholders. We will make copies of this prospectus available to the selling shareholders. We have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

         In order to comply with certain states' securities laws, if applicable, the shares offered by this prospectus will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares offered by this prospectus may not be sold unless the shares offered by this prospectus have been registered or qualified for sale in such state, unless an exemption from registration or qualification is available and is obtained.

         ILEX will bear all out-of-pocket expenses incurred in connection with the registration of the Shares, including, without limitation, all registration and filing fees imposed by the Commission, The Nasdaq Stock Market, Inc. and blue sky laws, printing expenses, transfer agents' and registrars' fees, and the fees and disbursements of ILEX's outside counsel and independent public accountants. The selling stockholders will bear all underwriting discounts and commissions and transfer or other taxes.

                                  LEGAL MATTERS

         The validity of the securities offered hereby will be passed upon by Fulbright & Jaworski L.L.P.

                                     EXPERTS

         The consolidated financial statements of included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, incorporated by reference in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

================================================================================

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, OUR COMMON STOCK IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.


                                   ----------


                                TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----
Our Company ......................................................      2
Risk Factors .....................................................      5
Special Note Regarding Forward-Looking
  Statements .....................................................     11
Available Information ............................................     12
Incorporation of Certain Documents
  by Reference ...................................................     12
Use of Proceeds ..................................................     13
Selling Stockholder ..............................................     13
Plan of Distribution .............................................     14
Legal Matters ....................................................     15
Experts ..........................................................     15


================================================================================


================================================================================




                                 521,121 SHARES




                               ILEX ONCOLOGY, INC.




                                  COMMON STOCK





                                   ----------


                                   PROSPECTUS


                                  JULY 18, 2001


                                   ----------




================================================================================